SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

(Name of Issuer)

Common Stock, 1.00 peso par value

(Title of Class of Securities)

226406106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226406106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Oculus Portfolios, L.L.C. 20-0805088

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 17,823,998 (1) (2)
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 17,823,998 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,823,998 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (1) (3)
12.	Type of Reporting Person (See Instructions) OO

(1) This information is as of January 31, 2012. See Item 4 for additional details.

(2) The number of shares beneficially owned includes 13,913,960 common shares represented by 1,391,396 American depositary shares (“ADS”) and warrants exercisable into 3,910,038 shares.

(3) The percent of class is based on 501,562,534 shares of outstanding common stock as of June 30, 2011, as reported in the Issuer’s December 28, 2011, Form 20-F, and includes 3,910,038 shares from the potential exercise of the warrants for a total of 505,472,572 shares.

CUSIP No. 226406106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 17,823,998 (1) (2)
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 17,823,998 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,823,998 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (1) (3)
12.	Type of Reporting Person (See Instructions) OO

(1) This information is as of January 31, 2012. See Item 4 for additional details.

(2) The number of shares beneficially owned includes 13,913,960 common shares represented by 1,391,396 ADS and warrants exercisable into 3,910,038 shares.

(3) The percent of class is based on 501,562,534 shares of outstanding common stock as of June 30, 2011, as reported in the Issuer’s December 28, 2011, Form 20-F, and includes 3,910,038 shares from the potential exercise of the warrants for a total of 505,472,572 shares.

CUSIP No. 226406106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 18,359,008 (1) (2)
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 18,359,008 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,359,008 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.6% (1) (3)
12.	Type of Reporting Person (See Instructions) IA, PN

(1) This information is as of January 31, 2012. See Item 4 for additional details.

(2) The number of shares beneficially owned includes 14,448,970 common shares represented by 1,444,897 ADS and warrants exercisable into 3,910,038 shares.

(3) The percent of class is based on 501,562,534 shares of outstanding common stock as of June 30, 2011, as reported in the Issuer’s December 28, 2011, Form 20-F, and includes 3,910,038 shares from the potential exercise of the warrants for a total of 505,472,572 shares.

CUSIP No. 226406106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 18,359,008 (1) (2)
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 18,359,008 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,359,008 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.6% (1) (3)
12.	Type of Reporting Person (See Instructions) IN

(1) This information is as of January 31, 2012. See Item 4 for additional details.

(2) The number of shares beneficially owned includes 14,448,970 common shares represented by 1,444,897 ADS and warrants exercisable into 3,910,038 shares.

(3) The percent of class is based on 501,562,534 shares of outstanding common stock as of June 30, 2011, as reported in the Issuer’s December 28, 2011, Form 20-F, and includes 3,910,038 shares from the potential exercise of the warrants for a total of 505,472,572 shares.

Item 1.

(a)	Name of Issuer
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

(b)	Address of Issuer's Principal Executive Offices
Moreno 877, 23rd Floor
C1091AAQ - Buenos Aires
Argentina

Item 2.

(a)	Name of Person Filing
D. E. Shaw Oculus Portfolios, L.L.C.
D. E. Shaw & Co., L.L.C.
D. E. Shaw & Co., L.P.
David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is:
1166 Avenue of the Americas, 9th Floor
New York, NY 10036

(c)	Citizenship
D. E. Shaw Oculus Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock, 1.00 peso par value

(e)	CUSIP Number
226406106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of January 31, 2012 (unless otherwise indicated herein):

(a)	Amount beneficially owned:

D. E. Shaw Oculus Portfolios, L.L.C.:	17,823,998 shares (41,638,198 shares as of December 31, 2011)
This is composed of (i) 13,913,960 common shares represented by 1,391,396 ADS (37,728,160 common shares represented by 3,772,816 ADS as of December 31, 2011) in the name of D. E. Shaw Oculus Portfolios, L.L.C. and (ii) 3,910,038 common shares (3,910,038 common shares as of December 31, 2011) that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.L.C.:	17,823,998 shares (41,638,198 shares as of December 31, 2011)
This is composed of (i) 13,913,960 common shares represented by 1,391,396 ADS (37,728,160 common shares represented by 3,772,816 ADS as of December 31, 2011) in the name of D. E. Shaw Oculus Portfolios, L.L.C. and (ii) 3,910,038 common shares (3,910,038 common shares as of December 31, 2011) that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.P.:	18,359,008 shares (42,028,168 shares as of December 31, 2011)
This is composed of (i) 13,913,960 common shares represented by 1,391,396 ADS (37,728,160 common shares represented by 3,772,816 ADS as of December 31, 2011) in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 3,910,038 common shares (3,910,038 common shares as of December 31, 2011) that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants, and (iii) 535,010 common shares represented by 53,501 ADS (389,970 common shares represented by 38,997 ADS as of December 31, 2011) in the name of D. E. Shaw Valence Portfolios, L.L.C.

David E. Shaw:	18,359,008 shares (42,028,168 shares as of December 31, 2011)
This is composed of (i) 13,913,960 common shares represented by 1,391,396 ADS (37,728,160 common shares represented by 3,772,816 ADS as of December 31, 2011) in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 3,910,038 common shares (3,910,038 common shares as of December 31, 2011) that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire upon exercise of warrants, and (iii) 535,010 common shares represented by 53,501 ADS (389,970 common shares represented by 38,997 ADS as of December 31, 2011) in the name of D. E. Shaw Valence Portfolios, L.L.C.

(b)	Percent of class:

D. E. Shaw Oculus Portfolios, L.L.C.:	3.5% (8.2% as of December 31, 2011)
D. E. Shaw & Co., L.L.C.:	3.5% (8.2% as of December 31, 2011)
D. E. Shaw & Co., L.P.:	3.6% (8.3% as of December 31, 2011)
David E. Shaw:	3.6% (8.3% as of December 31, 2011)

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:
	D. E. Shaw Oculus Portfolios, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw Oculus Portfolios, L.L.C.:	17,823,998 shares (41,638,198 shares as of December 31, 2011)
	D. E. Shaw & Co., L.L.C.:	17,823,998 shares (41,638,198 shares as of December 31, 2011)
	D. E. Shaw & Co., L.P.:	18,359,008 shares (42,028,168 shares as of December 31, 2011)
	David E. Shaw:	18,359,008 shares (42,028,168 shares as of December 31, 2011)

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw Oculus Portfolios, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw Oculus Portfolios, L.L.C.:	17,823,998 shares (41,638,198 shares as of December 31, 2011)
	D. E. Shaw & Co., L.L.C.:	17,823,998 shares (41,638,198 shares as of December 31, 2011)
	D. E. Shaw & Co., L.P.:	18,359,008 shares (42,028,168 shares as of December 31, 2011)
	David E. Shaw:	18,359,008 shares (42,028,168 shares as of December 31, 2011)

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 18,359,008 shares (42,028,168 shares as of December 31, 2011) as described above constituting 3.6% (8.3% as of December 31, 2011) of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 18,359,008 shares (42,028,168 shares as of December 31, 2011).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 15, 2011, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 14, 2012

D. E. Shaw Oculus Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw